

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 27, 2017

Via E-mail
Mr. David H. Watson
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 201
Rockville, MD 20850

>   **Re: Argan, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2016**
>   **Filed April 15, 2016**
>   **File No. 1-31756**

Dear Mr. Watson:

We have reviewed your January 30, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2017 letter.

Form 10-K for the Fiscal Year Ended January 31, 2016

Financial Statements

Note 5 – Special Purpose Entities, page 59
Construction Joint Ventures, page 59

1.   We note your response to prior comment one. As requested in our previous comment, please more fully explain to us how the equity interest holders of the Moxie Project Entities did not have standalone power and economics in the entity, as well as which parties made the decisions about the significant activities of the entity.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction